FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


I.       GENERAL IDENTIFYING INFORMATION

1.       Reason   fund  is  applying  to   deregister   (check  ONLY  ONE;   for
         descriptions, SEE Instruction 1 above):

         [x]      Merger
         [  ]     Liquidation
         [  ]     Abandonment of Registration
                  (Note:  Abandonments of  Registration  answer ONLY questions 1 through 15, 24 and 25 of this form and  complete  verification at the end of the form.)
         [  ]     Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Neuberger Berman Equity Series

3.       Securities and Exchange Commission File No.: 811-09011

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x]      Initial Application       [  ]     Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         605 Third Avenue - 2nd Floor
         New York, NY 10158-0180

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Fatima Sulaiman, Esq.                       Arthur C. Delibert, Esq.
         Kirkpatrick & Lockhart LLP                  Kirkpatrick & Lockhart LLP
         1800 Massachusetts Avenue, 2nd Floor        1800 Massachusetts Avenue,
         Washington, D.C. 20036                      2nd Floor
         (202) 778-9223                              Washington, D.C. 20036
                                                     (202) 778-9042

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Neuberger Berman Management Inc.
         605 Third Avenue - 2nd Floor
         New York, NY 10158-0180
         (212) 476-8979

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

                  [x]      Management company;
                  [  ]     Unit investment trust; or
                  [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

                  [x]      Open-end         [  ]     Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

         The fund is organized as a Delaware business trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Neuberger Berman Management Inc.            Neuberger Berman, LLC
         605 Third Avenue - 2nd Floor                605 Third Avenue
         New York, NY 10158-0180                     New York, NY 10158-3698

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         Neuberger Berman Management Inc.
         605 Third Avenue - 2nd Floor
         New York, NY 10158-0180

13.      If the fund is a unit investment trust ("UIT") provide:

          (a)     Depositor's name(s) and address(es):

          (b)     Trustee's name(s) and address(es):

                           Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

                  [  ]  Yes         [x]  No

                  If Yes, for each UIT state:    Name, File Numbers, and
                                                 Business Address.

                           Not applicable.

15.      (a)      Did the  fund  obtain  approval  from the  board  of  trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [  ]  No

                  If Yes,  state the date on which the  board  vote took  place:
                  June 6, 2000. If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [  ]  No

                  If Yes, state the date on which the shareholder vote took place: October 31, 2000. If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [x]  Yes          [  ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions: December 15, 2000.

         (b)      Were the distributions made on the basis of net assets?

                  [x]  Yes          [  ]  No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [x]  Yes          [  ]  No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

                  Not applicable.

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?
                  [  ]  Yes         [  ]  No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

         Not Applicable.

17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?
                  [  ]  Yes         [  ]  No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
securityholders and distributions to other shareholders:

                  Not applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [x]  Yes          [  ]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?
         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [  ]  Yes         [x]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

                  [  ] Yes          [x] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
         (b)      Why has the fund retained the remaining assets?
         (c)      Will the remaining assets be invested in securities?

                  [  ] Yes          [  ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ] Yes          [x] No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:
         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses  incurred in  connection  with the Merger or
                  Liquidation:
                  (i)      Legal expenses:                      $    1,294
                                                                 -----------
                  (ii)     Accounting expenses:                 $      327
                                                                 -----------

                  (iii)    Other expenses (filing fees and      $       80
                           related expenses):                    -----------
                  (iv)     Total expenses (sum of lines         $    1,701
                           (i)-(iii) above):                     -----------

         (b)      How were those expenses allocated?

                  The expenses were allocated proportionately to each series of the fund based on average net assets.

         (c)      Who paid those expenses?

                  The expenses were paid by the fund.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ] Yes          [x] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [  ] Yes          [x] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ] Yes          [x] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund  surviving  the  Merger:  Neuberger
                  Berman Equity Funds, a Delaware business trust.

         (b) State the Investment Company Act file number of the fund surviving the Merger: File No. 811-0582.

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: File Nos. 333-40090 and 811-0582, Form N-14/A, filed on August 7, 2000.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Neuberger Berman Equity Series, (ii) she is the Secretary of Neuberger Berman Equity Series, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.



                                              /s/ Claudia A. Brandon
                                              ------------------------
                                              Claudia A. Brandon
                                              Secretary
                                              Neuberger Berman Equity Series